EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CAROLINAS

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,322	$1,306	$1,295	$1,080	$1,065
Fixed charges	467	450	464	412	402
Deduct:
Interest capitalized(a)	72	76	83	65	46
Total earnings	$1,717	$1,680	$1,676	$1,427	$1,421

Fixed charges:
Interest on debt, including capitalized portions	$455	$437	$446	$395	$376
Estimate of interest within rental expense	12	13	18	17	26
Total fixed charges	$467	$450	$464	$412	$402
Ratio of earnings to fixed charges	3.7	3.7	3.6	3.5	3.5

(a)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.